Novusterra Inc.
12175 Visionary Way, Suite 420
Fishers, Indiana 46038
(317) 537-0270

August 12, 2024
 Daniel Morris, Esquire
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:         Novusterra Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 12, 2024
File No. 333-276911

Dear Mr. Morris,

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the Securities and Exchange Commission (the “Commission”) declare effective the Amendment No. 4 to Registration Statement on Form S-1/A filed by Novusterra Inc. (the “Company”) on August 12, 2024. By requesting accelerated effectiveness, the Company is acknowledging its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or a person under the federal securities laws of the United States.

Accordingly, we are requesting an effective date and time of Monday, August 12, 2024, at 4:00 p.m. EST, or as soon as practicable thereafter. This date and time have been selected after the staff’s telephone consultation with our counsel, Clifford J. Hunt, Esquire. In the event you have any questions, please do not hesitate to contact Clifford J. Hunt, Esquire, of the Law Office of Clifford J. Hunt, P.A., at (727) 471-0444.

Sincerely,

Novusterra Inc.

/s/: Gregory Q. Jensen
Gregory Q. Jensen, CEO